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GRAY                                                                Exhibit 99.1
Television, Inc.
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NEWS RELEASE                                                  SEPTEMBER 27, 2002

           GRAY TELEVISION, INC. RAISES REVENUE AND EARNINGS GUIDANCE
                      FOR THIRD QUARTER AND FULL YEAR 2002

         Gray Television, Inc. (NYSE: GTN and GTN.A) announced today that it has increased its estimates of net revenues and earnings for the three months ending September 30, 2002 (the "third quarter") and full year 2002 based on stronger than anticipated advertising revenues at Gray's television stations.

         For the third quarter of 2002, Gray anticipates total net revenues to be approximately 15% ahead of the third quarter of 2001. We believe total Operating Cash Flow(1) for the third quarter of 2002 will exceed that of 2001 by approximately 50%. We also believe our broadcast net revenues for the third quarter of 2002 will exceed the results of the third quarter of 2001 by approximately 20% and broadcast Media Cash Flow(2) will exceed that of the third quarter of 2001 by approximately 60%. Gray estimates third quarter 2002 publishing revenues will exceed the results of the third quarter of 2001 by approximately 7% with a corresponding increase in publishing Media Cash Flow(2) of approximately 40% over the results of the third quarter of 2001.

         For the full year 2002, before giving effect to the previously announced and pending acquisitions of Stations Holding Company, Inc. ("Stations") and KOLO-TV (both discussed below), Gray currently anticipates total net revenues will increase by approximately 7% to 8% over 2001 levels and total Operating Cash Flow(1) will show a corresponding increase of 25% to 26% over the results of the full year 2001. Gray currently anticipates broadcast net revenues for full year 2002 compared to 2001 will increase by approximately 10% and broadcast Media Cash Flow(2) will exceed 2001 results by at least 25%. We currently believe our publishing revenues for full year 2002 compared to 2001 will increase by approximately 5% and publishing Media Cash Flow(2) will increase by approximately 30% over full year 2001 results.

         Gray currently anticipates closing the acquisitions of Stations and KOLO-TV during the fourth quarter of 2002. On a pro forma basis, assuming that these acquisitions had been completed on January 1, 2002, the Company anticipates that the total pro forma net revenues for the year ended December 31, 2002 would have ranged between $290 million and $295 million and that the related total Operating Cash Flow(1) would have ranged between $109 million and $111 million.

         In the pending merger transaction with Stations Holding Company, Inc., Gray will acquire 15 television stations for cash consideration of approximately $502.5 million. Also, Gray has entered into a pending agreement to purchase the assets of KOLO-TV in Reno, Nevada in a separate transaction for $41.5 million. Upon completion of these two transactions, Gray will own a total of 29 stations serving 25 television markets. The stations will include 15 CBS affiliates, 7 NBC affiliates and 7 ABC affiliates. The combined station group will have 22 stations ranked #1 in viewing audience and 23 stations ranked #1 in local news audience within their respective markets. The combined group will reach over 5% of total U.S. TV households. In addition, with 15 CBS affiliated stations, Gray will be the largest independent owner of CBS affiliates in the country. The combined station group will have a significant presence in the Southeast, Southwest, Midwest and Great Lakes regions of the United States.

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         Gray previously reported its intention to finance a portion of the costs of these acquisitions by issuing a combination of equity and debt securities. On September 16, 2002 Gray's shareholders approved an increase in the number of authorized shares of its Common Stock (ticker symbol GTN) to 50 million shares from 15 million shares. In connection with the financing activities for the announced acquisitions, Gray also announced on September 16, 2002 that it had completed the sale of $100 million principal amount of senior subordinated notes (the "Notes"). The coupon on the Notes was 9 1/4% and the Notes were issued at par. These Notes are in addition to the $180 million principal amount of Gray's 9 1/4% Senior Subordinated Notes due 2011 that were issued on December 21, 2001. The Notes were issued under the same indenture and have the same terms. They form a single series with Gray's existing notes. The Notes were offered pursuant to Gray's existing effective shelf registration statement. Gray used the net proceeds of this offering primarily to repay $100 million of borrowings under its senior secured credit facility. Gray is also currently in the process of syndicating an offering for a senior secured credit facility comprised of a $375 million term loan facility and a $75 million reducing revolving credit facility.

         This press release is neither an offer to sell or buy any securities.

         The preceding comments on Gray's current expectations of operating results for the third quarter and full year 2002, pro forma results of operations for the full year 2002, its pending acquisition of Stations and KOLO-TV are "forward looking" for purposes of the Private Securities Litigation Reform Act of 1995. Actual results of operations may differ materially from the current expectations discussed in this press release.

Notes:

(1) Operating Cash Flow is defined as Media Cash Flow(2) less corporate overhead.

(2) Media Cash Flow is defined as operating income, plus depreciation and amortization (including amortization of program broadcast rights), non-cash compensation and corporate overhead, less payments for program broadcast obligations.

         Gray Television, Inc. is a communications company headquartered in Atlanta, Georgia, and operates ten CBS-affiliated television stations, three NBC-affiliated television stations, four daily newspapers, a wireless messaging and paging business and a satellite uplink and production business. The Company's current operations are concentrated in the South, Southwest and Midwest U. S.

FOR INFORMATION CONTACT:
BOB PRATHER                                       JIM RYAN
PRESIDENT AND CHIEF OPERATING OFFICER             CHIEF FINANCIAL OFFICER
(404) 266-8333                                    (404) 504-9828